Code of Ethics

In accordance with Rule 204A-1 of the Investment Advisor’s Act of 1940 and Rule 17j-1 of the Investment Company Act of 1940, all Partners and supervised employees of Aperio Group, LLC (Aperio) are required to comply with the following Code of Ethics (Code).  Under this rule, all Partners and employees of Aperio are considered to be “supervised persons”.  Those Partners and employees that have access to non-public information regarding clients’ purchases or sales, are directly involved in making portfolio management decisions and/or are trading based on those decisions are “access persons”.  All supervised persons must be provided with a current copy of the Aperio Code of Ethics and any amendments.

This policy is intended to promote honest and ethical conduct of employees and others who act for and on behalf of Aperio Group, LLC.  While this policy may not cover every issue that may arise, it sets out the basic principles to guide the Partners and employees.  All such persons must conduct themselves accordingly, and seek to avoid even the appearance of improper behavior.  This Code should also be provided to and followed by Aperio’s agents and representatives, including consultants that have regular access to non-public information regarding clients’ purchases or sales.  If a law conflicts with a policy in this Code, you must comply with the law.  If you have any questions about these conflicts, you should ask your supervisor or Aperio’s Chief Compliance Officer (CCO).

A copy of the Code and any subsequent amendment to the Code will be provided to all supervised persons.  Aperio’s CCO or a designee will maintain and enforce this Code.  Evidence of receipt of this Code by all employees, Partners and agents will be maintained by the CCO.

Those who violate the standards in this Code will be subject to disciplinary action, including possible termination of employment. The CCO is charged with keeping copies of the Code, a list of access persons, copies of all reporting by access persons required by the Code, records of violations of the Code, and actions taken as a result of any violation of the Code.

Employees must be aware that the issues discussed below can arise both as the result of the employee’s direct activity, and indirectly, through third persons related to or affiliated with an employee.  Employees must not deal with or use these third persons on their behalf to take any action prohibited directly to employees as indicated hereunder.

1.	Compliance with Laws, Rules and Regulations

It is the policy of Aperio that Partners and employees shall act in accordance with the Laws, Rules and Regulations of the Governmental jurisdictions within which the firm operates and is regulated.

Obeying the law, both in letter and in spirit is the foundation upon which Aperio’s ethical standards are built.  All Partners and employees must respect and obey all laws in any jurisdiction in which the firm operates.   If there is a question of law in the course of doing business is important to seek advice from the appropriate Aperio official or the CCO.

2.	Conflicts of Interest

It is the policy of Aperio that Partners and employees shall avoid conflicts of interest and place client interests before their own.

A conflict of interest exists when a person’s personal interest interferes in any way with the interests of Aperio and by extension an Aperio Client. A conflict situation can arise when an employee, Partner or agent of Aperio takes actions or has interests that may make, or appear to make, it difficult to perform his or her Aperio work objectively and effectively.  Conflicts may also occur when an Aperio employee, Partner or agent receives improper personal benefits as a result of his or her position and duties at Aperio.

Partners and employees shall act to insure that client interests supersede their individual interests and Aperio interests in the client relationship including (but not limited to) investment selection, transactions, monitoring, and custody.

Any employee, Partner or agent who becomes aware of a conflict of interest should consult with the CCO or other Partner of Aperio or consult the procedures described in section 9 of this Code.

3.	Insider Trading Policy

It is the policy of Aperio that Partners and employees who have access to confidential information are not permitted to act or use, or cause others to act or use, share or disseminate material nonpublic information. Use of non-public information for personal financial benefit or through dissemination to benefit others who would use such information to make an investment decision is unethical and illegal.

Pending trades, fund holdings, client holdings, and client diversification plans may be considered material non-public information that a reasonable investor would view as altering the total mix of information available to the public.

Aperio maintains a list of securities, and Firm managed funds which are restricted from trading by access persons.  It is the responsibility of each Partner and Employee to consult the restricted list or the CCO before transacting to insure compliance with this policy.  Each employee or Partner must review the firm’s most recently updated restricted stock list and report to the CCO any recommended additions or deletions to that list.

To prevent and detect insider trading and purchases of restricted securities, 1) quarterly trading reports will be reviewed for all supervised employees and 2) quarterly brokerage statements and annual holdings will be reviewed for all access employees.

4.	Honesty and Fair Dealing

It is the policy of Aperio that each employee, Partner or agent should endeavor to respect the rights of and deal fairly and objectively with Aperio’s clients, suppliers, competitors and employees.  No Partner or Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

 In order to maintain the trust that clients place in Aperio, Partners and employees should deal with all clients equitably and not give preferential treatment to favored clients to the detriment of other clients.  Partners and employees will use reasonable care and prudent judgment when managing client assets and meeting their obligations to clients.

Business entertainment and gifts in a commercial setting is for the purpose of creating good will and sound working relationships and not to gain unfair advantage with clients.  No gift or entertainment should ever be offered, given, provided or accepted by any Aperio employee, family member of an employee or agent unless it: 1) is not a cash gift (excepting minimal speaking gratuities or similar payments), 2) is consistent with customary business practices, 3) is not excessive in value, 4) cannot be construed as a bribe or payoff and 5) does not violate any laws or regulations.

5.	Record-Keeping and Reporting

Aperio requires honest and accurate recording and reporting of information in order to make responsible business decisions. This applies to Aperio reporting and to information and reports provided to clients.

All reports and communication internal to Aperio and external to its clients and others must be accurate and complete.  Performance reports must present information that is fair, accurate, relevant, timely and complete.

6.	Confidentiality

It is the policy of Aperio that all Partners and employees must hold information communicated to them by clients or other sources within the context of the manager-client relationship and proprietary information relating to Aperio, strictly confidential, and they must take all reasonable measures to preserve this confidentiality.

Aperio receives handles and stores considerable quantities of confidential information from our clients and potential clients concerning those clients or third parties with whom our clients deal and about Aperio.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the firm or its clients, if disclosed.  It also includes information that suppliers and customers have entrusted to us.  Employees, Partners and agents must maintain the confidentiality of the information entrusted to them by the firm or its clients, as required by applicable law and any contractual arrangements by which Aperio is bound, except when disclosure is authorized by the firm or required by law.  The obligation to preserve confidential information continues even after employment ends.

7.	Protection and Proper Use of Assets

Employees, Partners and agents should always endeavor to protect the firm’s assets and ensure their efficient use.  Theft, carelessness, and waste will not be tolerated.  Any suspected incident of fraud or theft should be immediately reported for investigation.

The obligation to protect firm assets includes its proprietary information.  Proprietary information includes intellectual property as well as business, marketing and service plans, ideas, databases, records and salary information.  Unauthorized use or distribution of this information is a violation of firm policy.

8.	Reporting any Illegal or Unethical Behavior

Employees must speak promptly with a firm Partner or with the CCO about observed illegal or unethical behavior or other violation of this Code.  Reports of misconduct by others, made in good faith by employees will not be met with retaliation on the reporting employee.

9.	Compliance Procedures

Initially/
Annually:
CCO shall conduct an annual review of all compliance procedures and controls including as part of the process meeting with Partners and employees to insure knowledge and compliance with policies and procedures.

Each access person shall provide to the CCO for review, initially within 10 days of hire and annually, a complete list of holdings or brokerage statements (including privately placed securities) for any account they have control over or an interest in (control accounts).  Another Partner of Aperio will review the CCO’s holdings. Documentation of review will be maintained.

Quarterly:
Within 30 days of quarter-end each supervised person shall submit to the CCO a form listing all transactions in their control accounts.  All access persons will submit copies of brokerage statements that include all transactions in accounts under their control for the prior quarter and if applicable, a listing of any privately traded securities transactions.  Another Partner will review CCO’s brokerage statements and forms. All statements and forms will be reviewed for compliance with the Aperio Code of Ethics compliance procedures.

Periodically:	CCO will circulate the firm restricted list to all supervised persons along with a request for additions or deletions from the list.

All access persons must seek pre-clearance of all trades in IPO’s and Private Placements from the CCO through email or written communication with documentation initialed by the CCO.  The CCO will seek pre-clearance from another Partner. Documentation should include all relevant information and will also be documented in the quarterly brokerage statements.

While rare, sometimes it is difficult to know right from wrong.  Below are some suggestions for how to handle situations that may not be clear.

Check list to assure prompt and consistent action against violations of the Code:

Make sure you have all the facts.  In order to reach the right solution, be as fully informed as possible.

Does what you are being asked to do seem unethical or improper?  Focus on the specifics.  Use your judgment and common sense; if something seems unethical or improper, it probably is.

Clarify your responsibility and role.  In most situations, there is shared responsibility.  Are your colleagues informed?  Get others involved and discuss the problem.

Discuss the problem with a Partner or the CCO.

You should report ethical violations in confidence and without fear of retaliation.

When in doubt, always ask first and act later.

Aperio Group, LLC places great importance on the firm’s Code of Ethics and will maintain and enforce the code at all times.  The CCO is charged with the implementation of this Code and the establishment of procedures designed to assure adherence to this Code.
Any violation of this policy, even if it is corrected immediately, shall be reported to the CCO.

EMPLOYEE RECEIPT AND ACKNOWLEDGMENT

This is to acknowledge that I have received a copy of the Aperio Group, LLC Ethics Policy.   I further acknowledge that it is my responsibility to read this information, to ask questions of the Chief Compliance Officer if I do not understand any of the information, and to abide by and observe all of the and rules, policies, and procedures explained therein, including future changes or additions to this policy.

Signature:

Print Name:

Date: